UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           AMERA RESOURCES CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   02351 P 105
                                 (CUSIP Number)


    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                FEBRUARY 17, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 02351 P 105                                                PAGE 2 OF 7


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAMES OF REPORTING PERSONS                NIKOLAOS CACOS

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       PF, OO, BK
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       CANADA
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   1,552,032
  BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      91,500
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      1,552,032
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      91,500
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       1,643,532
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       8.8%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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CUSIP NO. 02351 P 105                                                PAGE 3 OF 7

ITEM 1.  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the common shares, no par value, of Amera Resources Corporation. (the "Issuer"). The Issuer's principal executive offices are located at Suite 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, CANADA.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Nikolaos Cacos. Mr. Cacos' beneficial ownership includes shares held by Mr. Cacos' RRSP account and shares held by his wife, Aspasia Cacos.

Mr. Cacos is a citizen and resident of Canada. Mr. Cacos' business address is Suite 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, CANADA.

Mr. Cacos is the President, Chief Executive Officer and a Director of the Issuer and provides his services to the Issuer on a part-time basis. Mr. Cacos has served the Issuer in this capacity since April 11, 2000, and devotes approximately 75% of his time (30 hours per week) to the affairs of the Issuer.

Mr. Cacos has experience in administering and providing strategic advice to public companies in a diverse range of industries. He is Corporate Secretary (1993 to present) and was a director (May 1994 to September 1996 and June 2002 to October 6, 2004) of IMA Exploration Inc. ("IMA"). IMA is a public company engaged in mineral exploration activities. Mr. Cacos is also a director and Corporate Secretary of Golden Arrow Resources Corp. ("Golden Arrow"). Golden Arrow is a public company engaged in mineral exploration activities. Mr. Cacos is also a director of Grosso Group Management Ltd. (the "Grosso Group"), a company which offers geological, corporate development, administrative and management services to companies engaged in mineral exploration activities, including the Issuer, IMA, Golden Arrow and Gold Point Exploration Ltd. The Issuer, IMA, Golden Arrow and the Grosso Group's offices are all located at Suite 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, CANADA.

Effective January 2, 2004, the Issuer entered into a management agreement with Mr. Nikolaos Cacos for his services as President of the Issuer. Under the agreement, the Issuer paid Mr. Cacos $5,300 for January 2004, $5,850 for February 2004 and $6,125 thereafter. The compensation amounts will be adjusted annually. The agreement also provides that, in the event Mr. Cacos' services are terminated without cause or upon a change of control of the Issuer, a termination payment would include an undetermined bonus (subject to board approval) plus eighteen months of compensation. This provision could provide the board of directors with a method of making a hostile takeover of the Issuer undesirable. As of the date of this statement, the criteria for such a bonus have not been determined. Any decision by the board of directors to grant Mr. Cacos a bonus upon termination is subject to the board of directors' fiduciary duties to the Issuer.

Mr. Cacos obtained a Master of International Management degree from Schiller International University, Heidelberg, Germany in 1992, a Bachelor of Science degree from the University of British Columbia in 1988 and is currently enrolled in the Chartered Financial Analyst program.

During the last five years, Mr. Cacos has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.



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CUSIP NO. 02351 P 105                                                PAGE 4 OF 7


Aspasia Cacos is a citizen and resident of Canada. Mrs. Cacos is a Pediatric Neurology Resident at British Columbia Children's Hospital which is located at 4480 Oak Street, Vancouver, British Columbia V6H 3V4.

During the last five years, Mrs. Cacos has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Cacos has acquired shares of the Issuer's common stock from various sources, including, but not limited to, purchases from the Issuer in private offerings, purchases from private individuals and entities, and purchases in the open market. In addition, Mr. Cacos has sold shares in private transactions and through the public market. Except for stock options granted to Mr. Cacos and Mrs. Cacos under the Issuer's stock option plan, all of the transactions were funded through Mr. Cacos' personal funds or through funds borrowed on a personal line of credit from Royal Bank of Canada.

Except as disclosed below, there have been no acquisitions or dispositions of the Issuer's common shares made by Mr. Cacos within the last 60 days. During the last 60 days, Mr. Cacos has acquired and disposed of shares of the Issuer's common stock, as follows:

On February 17, 2006, Mr. Cacos purchased 200,000 units, each unit consisting of one share of the Issuer's common stock and one common share purchase warrant, at CDN$0.60 per unit for an aggregate of CDN$120,000. The units were offered by the Issuer in a private placement of a total of 1,412,000 units.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) Mr. Cacos is holding his shares of the Issuer for investment purposes but may transfer or sell the shares and may acquire additional shares, as necessary.

Except for transactions in his capacity as an officer and director of the Issuer, Mr. Cacos has no other present plans or proposals which relate to or would result in:

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant





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CUSIP NO. 02351 P 105                                                PAGE 5 OF 7


         to Section 12(g)(4) of the Securities Exchange Act; or

(j)      any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Cacos will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of February 17, 2006, Mr. Cacos owned beneficially 1,643,532 (8.8% based upon 18,011,092 shares outstanding as of February 17, 2006) of the Issuer's common shares. Mr. Cacos' beneficial ownership includes:

         (i)    968,032 shares of common stock owned of record directly by Mr.
                Cacos;

         (ii) 67,000 shares of common stock owned of record by Mr. Cacos wife, Aspasia Cacos;

         (iii) options to acquire 175,000 shares of common stock owned by Mr. Cacos the terms of which are as follows:

                   a. options to acquire 125,000 common shares at CDN$0.60 per share exercisable until December 12, 2008; and
                   b. options to acquire 50,000 common shares at CDN$0.90 per share exercisable until April 2, 2009;

         (iv) options owned by Mrs. Cacos to acquire 24,500 shares of common stock at CDN$0.90 per share exercisable until April 2, 2009;

         (v) warrants to acquire 209,000 shares of common stock owned by Mr. Cacos and Mr. Cacos' RRSP account, the terms of which are as follows:

                   a. Warrants to acquire 199,000 shares of common stock at a price of CDN$1.00 per share exercisable until March 24, 2005, and at a price of CDN$1.20 per share exercisable until March 24, 2006; and
                   b. Warrants to acquire 10,000 shares of common stock at a price of CDN$1.00 per share exercisable until March 24, 2005, and at a price of CDN$1.20 per share exercisable until March 24, 2006; and

         (vi) warrants to acquire 200,000 shares of common stock owned by Mr. Cacos, at a price of CDN$0.65 per share exercisable until February 2, 2008.

(b) Mr. Cacos has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,552,032 shares of the Issuer's common stock. Mr. Cacos shares with his wife, Aspasia Cacos, the power to vote or direct the vote and to dispose or direct the disposition of 91,500 shares of the Issuer's common stock beneficially owned by Mr. Cacos.

(c) During the prior 60 days, Mr. Cacos did not have any transactions in the shares of the Issuer, other than as described above in Item 3. See "Item 3. Source and Amount of Funds or Other Consideration."

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities held by Mr. Cacos, except for Mrs. Cacos, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of common shares owned by Mrs. Cacos.




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CUSIP NO. 02351 P 105                                                PAGE 6 OF 7


(e) As of February 17, 2006, Nikolaos Cacos continues to be the beneficial owner of more than 5% of the class of securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under the applicable policies and notices of the Canadian Securities Administrators securities held by Principals (as defined below) are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Equity securities owned or controlled by Principals, including common shares, special warrants and common shares issued on the exercise of previously issued special warrants, (except for 10% of each Principal's holdings of common shares) are subject to the escrow requirements.

Principals include all persons or companies that (on the completion of the Issuer's initial public offering in December 1, 2003 (the "Offering")), were included in one of the following categories:

         (i) directors and senior officers of the Issuer or of a material operating subsidiary of the Issuer, as listed in the Issuer's prospectus for the Offering;
         (ii) promoters of the Issuer during the two years preceding the Offering;
         (iii) those who owned and/or controlled more than 10% of the Issuer's voting securities immediately after completion of the Offering if they also appointed or had the right to appoint a director or senior officer of the Issuer or of a material operating subsidiary of the Issuer;
         (iv) those who owned and/or controlled more than 20% of the Issuer's voting securities immediately after completion of the Offering; and
         (v)      associates and affiliates of any of the above.

The Principals of the Issuer were all of the directors and senior officers of the Issuer after the Offering, which were Nikolaos Cacos, Jerry Minni and Robert Coltura (and included Mr. Cacos' wife). Pursuant to an agreement (the "Escrow Agreement") dated as of April 30, 2003 among the Issuer, Computershare Trust Company of Canada (the "Escrow Agent") and the Principals of the Issuer, the Principals agreed to deposit in escrow their common shares (the "Escrowed Securities") with the Escrow Agent. The Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal blocks at 6 month intervals over the 36 months following the issue of the final receipt for the prospectus in the Offering (November 3, 2003).

The Issuer is an "emerging issuer" as defined in the applicable policies and notices of the Canadian Securities Administrators and if the Issuer achieves "established issuer" status during the term of the Escrow Agreement, it will "graduate" resulting in a catch-up release and an accelerated release of any securities remaining in escrow under the 18 month schedule applicable to established issuers as if the Issuer had originally been classified as an established issuer.

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings within the escrow are:

         (i) transfers to continuing or, upon their appointment, incoming directors and senior officers of the Issuer or of a material operating subsidiary, with approval of the Issuer's board of directors;
         (ii) transfers to an RRSP or similar trustee plan provided that the only beneficiaries are the transferor or the transferor's spouse or children;
         (iii)    transfers upon bankruptcy to the trustee in bankruptcy; and
         (iv) pledges to a financial institution as collateral for a BONA FIDE loan, provided that upon a





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CUSIP NO. 02351 P 105                                                PAGE 7 OF 7



                  realization the securities remain subject to escrow. Tenders of Escrowed Securities to a take-over bid are permitted provided that, if the tenderer is a Principal of the successor corporation upon completion of the take-over bid, securities received in exchange for tendered Escrowed Securities are substituted in escrow on the basis of the successor corporation's escrow classification.

The following table sets forth details of the issued and outstanding common shares that are subject to the Escrow Agreement as of February 17, 2006:

                                       NO. OF
                                      ESCROWED
                 NAME                  SHARES
         ----------------------------------------
         Nikolaos Cacos                   517,452
         Robert Coltura                    74,598
         Jerry A. Minni                    78,328
         Bruno Faccin                     225,564
         Susana Sueldo                     27,596
         Sean Hurd                         66,900
         Alfie Colucci                    225,565
         Angelo Colucci                   225,565
         Evelyn Grosso                    225,564
         Joseph J. Grosso                 225,564
         Orianna Maiorano                 225,564
         Vince Maiorano                   225,564
         Marianna de Simone               225,564
         Aspasia Cacos                     40,200
         ----------------------------------------
         TOTAL                          2,609,588
         ========================================

The remaining shares in escrow will be released every six months in December and June until all shares have been released from the escrow as follows: June 2, 2005, 652,397 common shares; December 5, 2005, 652,398 common shares; June 2, 2006, 652,397 common shares and December 2, 2006, 652,396 common shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Escrow Agreement among the Issuer, Computershare Trust Company of Canada and the Principals of the Issuer dated April 30, 2003 (filed with Mr. Cacos' initial filing of Schedule 13D on April 14, 2005).


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               February 28, 2006
                                              ----------------------------------
                                              Date

                                               /s/ NIKOLAOS CACOS
                                              ----------------------------------
                                              Nikolaos Cacos